Acquisition of Security Benefit Corporation

Guggenheim SBC Holdings, LLC (Guggenheim SBC Holdings), an investor group managed by Guggenheim Partners, LLC (Guggenheim), acquired control of Security Benefit Corporation (SBC), the parent company of Rydex Advisors, LLC
 (formerly PADCO Advisors, Inc.), the Funds investment adviser
 (the Investment Adviser), pursuant to an agreement entered between SBC and Guggenheim SBC Holdings. Under the agreement, Guggenheim SBC Holdings received a 100% ownership stake in SBC and consequently acquired control of the Investment Adviser (the Purchase Transaction). Guggenheim is a global
, independent, privately held, diversified financial services firm with more than $100 billion in assets under supervision. The Purchase Transaction is not expected to result in material changes to the day-to-day management and operations of the Funds or any increase in fees. The Purchase Transaction closed on July 30, 2010.

Under the Investment Company Act of 1940, the closing of the Purchase Transaction had the effect of terminating the Funds investment advisory agreements with the Investment Advisers and any investment sub-advisory agreements entered on behalf of a Fund (together, the Previous Agreements). New investment advisory and sub-advisory agreements (New Agreements) were approved by Fund shareholders in a series of special meetings of shareholders. The terms of the New Agreements are substantially identical to the corresponding Previous Agreements, except with respect to the date of execution.